Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Mellon Capital Management Corporation

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Mellon Capital Management Corporation, a Delaware corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended February 20, 2013, April 29, 2013, May 30, 2013, September 16, 2013 and December 17, 2013("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain funds of JNL Variable Fund LLC, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 12. "Duration and Termination"

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 12. "Duration and Termination" in its entirety, and replace it with the following:

12.	Duration and Termination. The Agreement will become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, will continue in effect for two years from the effective date of the initial Investment Sub-Advisory Agreement with regard to all Fund(s) covered by this Agreement. Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through September 30th of each successive year following the initial two year period, for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuation is specifically approved at least annually by the Fund's Board of Managers or by vote of a majority of the outstanding voting securities of such Fund(s), and in either event approved also by a majority of the Members of the Fund's Board of Managers who are not interested persons of the Fund, or of the Adviser, or of the Sub-Adviser. Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days' written notice by the Fund or Adviser, or on sixty days' written notice by the Sub-Adviser. This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms "majority of the outstanding voting securities", "interested persons" and "assignment" have the same meaning of such terms as in the 1940 Act.) Section 10 and 11 herein shall survive the termination of this Agreement.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 10th day of July 2013, effective June 4, 2014.

Jackson National Asset Management, LLC	Mellon Capital Management Corporation
By:/s/ Mark D. Nerud	By: /s/ Janet Lee
Name: Mark D. Nerud	Name: Janet Lee
Title:President and CEO	Title: Director